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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                               (Amendment No. 11)*

                                INTELLICORP, INC.
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   4581530300
                                 (CUSIP Number)

                                 Benjamin Raphan
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
       (Name, Address and Telephone Number of Person Authorized to receive
                           Notice and Communications)

                               September 29, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 5 Pages)

CUSIP NO. 45815310300


--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Norman J. Wechsler
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) |_|
      (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY



--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*


      PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|


--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
NUMBER OF            7.      SOLE VOTING POWER
SHARES
                             6,813,551 (including 1,793,458 shares issuable
                             upon conversion of convertible preferred stock,
                             exercise of warrants and exercise of a stock
                             option of the Issuer)
--------------------------------------------------------------------------------
BENEFICIALLY         8.      SHARED VOTING POWER
OWNED BY
                             5,000
--------------------------------------------------------------------------------
EACH                 9.      SOLE DISPOSITIVE POWER
REPORTING
                             6,813,551 (including 1,793,458 shares issuable
                             upon conversion of convertible preferred stock,
                             exercise of warrants and exercise of a stock
                             option of the Issuer)
--------------------------------------------------------------------------------
PERSON WITH          10.     SHARED DISPOSITIVE POWER

                             5,000
--------------------------------------------------------------------------------
     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,818,551 (including 1,793,458 shares issuable upon
           conversion of convertible preferred stock, exercise of
           warrants and exercise of a stock option of the Issuer)
--------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*|_|


--------------------------------------------------------------------------------
     13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           30.4%

--------------------------------------------------------------------------------
     14.   TYPE OF REPORTING PERSON*

           IN

--------------------------------------------------------------------------------


                               Page 2 of 5 Pages

     This Amendment No. 11 amends the Schedule 13D dated November 9, 1995 of Norman J. Wechsler, as heretofore amended by Amendment No. 1 thereto dated December 19, 1995, Amendment No. 2 dated January 25, 1996, Amendment No. 3 dated April 19, 1996, Amendment No. 4 dated August 7, 1996, Amendment No. 5 dated September 20, 1996, Amendment No. 6 dated January 10, 1997, Amendment No. 7 dated January 9, 1998, Amendment No. 8 dated August 21,, 1998, Amendment No. 9 dated July 22, 1999 and Amendment No. 10 dated March 30, 2000, with respect to the Common Stock, par value $.001 per share ("Common Stock"), issued by Intellicorp, Inc. (the "Issuer"). Except as modified hereby, there has been no change in the information previously reported in Amendment No. 10 to the
Schedule 13D dated March 30, 2000 Norman J. Wechsler. Wechsler & Co., Inc., together with Norman J. Wechsler, shall hereinafter be the "Reporting Persons."

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of the funds used by the Reporting Persons to purchase the securities reported in Item 5(c) are as follows:

         Number of Units        Amount of Funds         Source of Funds
         ---------------        ---------------         ---------------

            650,000*              $650,000.00           Working Capital

* Each Unit is comprised of one share of common stock of the Issuer and a 1/4 of a warrant to purchase one share at $2.00.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) According to the Company's Form 10-K for the fiscal year ended June 30, 2000 there were 19,999,733 shares of Common Stock outstanding on September 15, 2000, plus 650,000 shares issued to the Reporting Person and 1,793,458 shares issuable to the Reporting Person on conversion of convertible preferred stock, exercise of warrants and exercise of a stock option of the Issuer, resulting in an outstanding number of 22,443,191.

NORMAN J. WECHSLER

         Norman J. Wechsler beneficially owns 6,818,551 shares of Common Stock (30.4% of the issued and outstanding shares of Common Stock), which amount includes (i) 4,037,467 shares of Common Stock beneficially owned by Wechsler & Co., Inc. (which includes 524,032 shares issuable upon exercise of warrants of


                               Page 3 of 5 Pages
the Issuer); (ii) 60,000 shares of Common Stock beneficially owned by Sharon C. Wechsler, Mr. Wechsler's spouse; (iii) 5,000 shares of Common Stock beneficially owned by a trust for the benefit of David Wechsler, the minor son of Mr. Wechsler, of which Mr. Wechsler and his spouse are the trustees (the "Wechsler Trust"); (iv) 26,101 shares of Common Stock beneficially owned by Waco Partners, a New York general partnership ("Waco"), of which Mr. Wechsler is the managing general partner; and (v) 2,689,983 shares of Common Stock owned by Mr. Wechsler, which amount includes 35,000 shares of Common Stock issuable upon exercise of options; 764,426 shares of Common Stock issuable upon conversion of the Issuer's Series A Preferred Stock and 470,000 shares of Common Stock issuable upon exercise of a warrant of the Issuer. Mr. Wechsler expressly disclaims beneficial ownership of the 60,000 shares of Common Stock owned by Mr. Wechsler's spouse and the 5,000 shares of Common Stock owned by the Wechsler Trust.

     Mr. Wechsler has the sole power to vote and dispose of all such shares, except for the 5,000 shares beneficially owned by the Wechsler Trust as to which Mr. Wechsler has shared voting and dispositive power.

     (c) During the past 60 days Mr. Wechsler has effected the following private transactions in securities of the Issuer (as described below) based on an equity agreement with the Issuer:

                                      UNITS
                                      -----

                                     No. of                       Price
      Transaction                     Units                       Per
         Date                       Purchased                     UNIT
        ----                        ----------                    ----
       9/29/00*                      650,000                     $1.00

* Each Unit is comprised of one share of common stock of the Issuer and 1/4 of a warrant to purchase one share at $2.00

     Other than as set forth above in this Item 5(c), the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

     (d) No person, other than the persons named above, has the right to receive or the power to direct receipt of dividends from, or the proceeds of, the sale of the shares of Common Stock.


                                Page 4 of 5 Pages

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Person ceased to be the owner of more than 5% of the Common Stock.

     The filing of this statement shall not be deemed an admission by the Reporting Person that he owns the securities held by the Wechsler Trust or Sharon C. Wechsler. The Reporting Person expressly disclaims beneficial ownership of all securities held by the Wechsler Trust or Sharon C. Wechsler for any purpose.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 2, 2001


                                                     /s/ Norman J. Wechsler
                                                     --------------------
                                                     Norman J. Wechsler


                                Page 5 of 5 Pages